Citigroup Inc.
Pricing Sheet No. 2013— CMTNH0036 dated February 28, 2013 relating to
Preliminary Pricing Supplement No. 2013—CMTNH0036  dated February 15, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

195,550 Trigger PLUS Based on the TOPIX® Index Due August 19, 2015
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – FEBRUARY 28, 2013
Index:	TOPIX® Index
Aggregate principal amount:	$1,955,500
Stated principal amount:	$10 per security
Pricing date:	February 28, 2013
Issue date:	March 5, 2013
Valuation date:	August 14, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	August 19, 2015
Payment at maturity:
For each $10 security you hold at maturity:

▪      If the final index level is greater than or equal to the initial index level:

$10 + the leveraged return amount, subject to the maximum return at maturity

▪      If the final index level is less than the initial index level but greater than or equal to the trigger level:

$10
▪      If the final index level is less than the trigger level:

$10 × the index performance factor

If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $8.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	975.66, the closing level of the index on the pricing date
Final index level:	The closing level of the index on the valuation date
Leveraged return amount:	$10 × index percent increase × leverage factor
Index percent increase:	(final index level – initial index level) / initial index level
Leverage factor:	150%
Maximum return at maturity:	27%. Because of the maximum return at maturity, the payment at maturity will not exceed $12.70 per security.
Index performance factor:	final index level / initial index level
Trigger level:	829.311, 85% of the initial index level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095506 / US1730955069
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$1,955,500.00	$43,998.75	$1,911,501.25

(1) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement. In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated February 1, 2013
Product Supplement No. EA-02-02 dated December 27, 2012	Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

TOPIX® Trademarks, including “TOPIX®” and “TOPIX® Index,” are registered trademarks of Tokyo Stock Exchange, Inc. (“TSE”). The securities are not sponsored, endorsed, sold, or promoted by TSE. TSE makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. TSE has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.